MONTHLY REPORT - NOVEMBER, 2005

                               Global Macro Trust

              The net asset value of a unit as of November 30, 2005

                 was $  981.56, up  7.3% from   $ 915.04 per unit

                             as of October 31, 2005.


                                      Managing           Unit

                                       Owner            Holders          Total

Net Asset Value (419,180.512      $   4,304,811     379,259,986     383,564,797

   units) at October 31, 2005

Addition of 6,208.444 units on                0       5,681,000       5,681,000

   November 1, 2005

Redemption of 8,402.409 units on             (0)     (8,247,469)     (8,247,469)

   November 30, 2005

Net Income (Loss) - November, 2005      338,891      28,058,581      28,397,472

                                    -----------  --------------  --------------

Net Asset Value at November 30,   $   4,643,702     404,752,098     409,395,800

2005

                                    ===========  ==============  ==============

Net Asset Value per Unit at

November 30, 2005 (417,085.606
units inclusive of 99.059
additional units.)                               $      981.56






                        STATEMENT OF INCOME AND EXPENSE

                                                    This Month    Year to Date

Income:

   Gain (loss) on trading of futures, forwards

      and option contracts:

      Realized gain (loss) on closed contracts      $ 4,273,489     (10,921,410)



      Change in unrealized gain (loss) on open       25,501,926      39,724,875

         contracts



   Net gain (loss) from U.S. Treasury

      obligations

      Realized gain (loss) from U.S. Treasury                 0               0

         obligations

      Change in unrealized gain (loss) from U.S.

         Treasury obligations                           193,539        (454,725)





   Interest income                                    1,013,564       9,852,978



   Foreign exchange gain (loss) on margin              (103,119)       (581,182)

      deposits



Total: Income                                        30,879,399      37,620,536



Expenses:

   Brokerage commissions                              2,352,757      24,310,039



   20.0% New Trading Profit Share                             0               0



   Administrative expense                               129,170       1,407,646





Total: Expenses                                       2,481,927      25,717,685



Net Income (Loss) - November, 2005                 $ 28,397,472      11,902,851


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust


                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554



                                    December 12, 2005


Dear Investor:

Global Macro Trust ("GMT") was up 7.27% for November, 2005. Year-to-date the Trust is up 2.80%.

In November, substantial profits were generated from stock index, currency and metal trading. Agricultural commodities also contributed. Energy and interest rate futures trading resulted in small losses.

What is widely anticipated in the financial markets generally does not occur, but the expected year-end stock market rally actually did arrive in November and long positions were profitable. The top performing indices were in Japan (Nikkei and Topix). Also profitable were Hong Kong, European (German, French, Spanish, British), commodity countries (South Africa, Australia) and U.S. (Dow Jones, Russell 2000, S&P 500 and NASDAQ) indices.

The dollar rallied in November against the yen and European currencies. Short positions were profitable in the yen, Swiss franc, euro, British pound, Hungarian forint, Norwegian krone, and Swedish kroner. Commodity currencies rallied against the dollar and long positions were profitable in the Mexican peso, Brazilian real, Canadian dollar and South African rand. Short positions in the Australian dollar and Czech koruna were unprofitable. A long position in the Polish zloty and short positions in the Korean won and Singapore dollar were little changed. Non-dollar cross rate trading was also profitable, due primarily to long positions versus the yen in the Australian and Canadian dollars, Swiss franc, euro and British pound. Long positions versus the euro in the Canadian dollar and Polish zloty were profitable. Long positions in the British pound and Norwegian krone versus the euro and a long position in the euro versus the Swedish kroner were unprofitable.

Industrial and precious metals were profitable in November, primarily on the long side. In the industrials, long positions in copper, zinc, lead and aluminum were profitable. A short position in nickel was unprofitable and a short position in tin was flat. Long positions in gold, silver and platinum were profitable.

Grains and tropical "soft" commodities were profitable. A long position in sugar and short positions in corn, wheat, soybean oil and cotton were profitable. Short positions in coffee, cocoa, soybeans and soybean meal were virtually flat, as was trading in livestock.

Energy prices continued to decline in November and small losses were incurred on small long positions in Brent and WTI crude oil, heating and London gas oil, unleaded gasoline, kerosene and natural gas.

In the interest rate sector, short-term interest rate futures in the U.S., Europe and Canada were approximately flat and moderate losses were sustained on intermediate to long-term instruments: short positions in 10-year Japanese bonds and 2- and 5-year U.S. Treasury notes and long positions in Australian 3-year bonds and German 10-year bonds. Long positions in British and Canadian bonds were marginally profitable.

                                       Very truly yours,


                                       Millburn Ridgefield Corporation
                                         Harvey Beker, co-Chairman
                                         George E. Crapple, co-Chairman